PRUDENTIAL-BACHE/EQUITEC REAL ESTATE PARTNERSHIP


August 21, 1998


Dear Unitholder:

On May 28, 1998, a Consent Solicitation Statement was sent to Unitholders who owned interests in Prudential-Bache/Equitec Real Estate Partnership on April 1, 1998, seeking approval for the sale of the Partnership's properties to Glenborough Realty Trust Incorporated and Glenborough Properties, L.P. (collectively, the "Purchaser"), affiliates of the Glenborough General Partner. As of the termination of the consent solicitation period on July 13, 1998, the requisite vote of Unitholders had consented to the sale of the properties and the liquidation of the Partnership. Approximately 55% of the Units outstanding (representing 95% of the Units that voted) approved the proposed sale.

On June 26, 1998, a purported class action entitled Arthur Unger v.
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Prudential-Bache Properties, Inc., Glenborough Corporation, et. al., was filed
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in the Supreme Court of the State of New York, County of New York. The action claims, among other things, that the General Partners of the Partnership breached their fiduciary duty to the Unitholders of the Partnership by, among other things, failing to act reasonably to maximize the distributions to be made to Unitholders pursuant to the proposed liquidation of the Partnership.

In particular, the action claims that in considering the advisability of offers made for one or more of the Partnership's properties, the General Partners failed to use their best efforts to obtain the highest possible bid from Hallwood Realty Partners L.P., which submitted an unsolicited offer to the Partnership in November 1995 to purchase all of the Partnership's properties. The action also claims that the consideration for which the General Partners have agreed to sell the properties pursuant to the Purchase Agreement to the Purchaser is inadequate in that it is $2,000,000 less than the appraised fair market value of the properties. Moreover, the action alleges that the Consent Solicitation disseminated by the General Partners in connection with the proposed liquidation of the Partnership, contains certain representations which are materially false and misleading. The complaint seeks declaratory and compensatory relief and attorneys' fees and experts' fees. The General Partners do not believe there is merit to these allegations and intend to vigorously defend against such action.

The sale of the Partnership's properties was scheduled to close on July 31, 1998. However, the Purchaser advised the Partnership that, since the litigation could not be resolved, it had elected not to proceed with the purchase of the properties. The Partnership intends to enforce the provisions of the Purchase Agreement in response to the Purchaser's default, which may result in the payment of the earnest money deposit held in escrow ($1 million plus interest) to the Partnership. The Purchaser has advised the Partnership that it will oppose a release of these funds to the Partnership.

          One Seaport Plaza, New York, NY 10292-0128 Tel. 212-214-3500

This impasse over entitlement to the earnest money deposit finds the Partnership and the Purchaser as potential adversaries. Nevertheless, each of your general partners, Prudential-Bache Properties, Inc., Glenborough Corporation and Robert Batinovich, are cooperating and will continue to work together to protect the interests of the Unitholders. Mr. Robert Batinovich, who played a key role in ensuring that mortgage financing was available to the Partnership under difficult conditions a few years ago by providing certain personal guarantees, has expressed a willingness, at least temporarily, to continue to provide his personal guarantees to ensure the continuation of the Partnership's mortgage financing. However, the Partnership may be required to refinance the mortgage shortly.

During the past month, despite the General Partners' view that the lawsuit is without merit, a number of discussions were held between counsel representing the plaintiff and counsel for each of the General Partners in an attempt to resolve the litigation. The General Partners are continuing to work with the Purchaser in an attempt to resolve the litigation and to close the sale of the Partnership's properties pursuant to the Purchase Agreement. Based upon discussions to date, the General Partners are hopeful that a settlement will be achieved.

In the event a settlement is not achieved, the Partnership will review alternatives for a disposition of its Assets. It is anticipated that any alternative liquidation plan will entail additional costs that the sale to the Purchaser would not have required. There can be no assurance that the Partnership will be able to sell all of its properties, or that any sales will exceed the prices offered by the Purchaser pursuant to the Purchase Agreement.

As a result of this situation, it is uncertain whether the Partnership will be able to liquidate prior to the end of the year. We will keep you advised with respect to developments on these issues.



Very truly yours,

/s/ BRIAN J. MARTIN
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Brian J. Martin
President
Prudential-Bache Properties, Inc.
General Partner